Filed Pursuant to Rule 424(b)(5)

Registration Statement No. 333-254439

SUPPLEMENT NO. 2

TO PROSPECTUS SUPPLEMENT DATED SEPTEMBER 23, 2021
(to Prospectus dated July 2, 2021)

abrdn Global Income Fund, Inc.

Up to $35,000,000

Common Shares

This Supplement No. 2 to Prospectus Supplement (this “Supplement”) amends the prospectus supplement dated September 23, 2021, as supplemented by Supplement No. 1, dated January 10, 2023 (the “Prospectus Supplement”). This Supplement should be read in conjunction with the Prospectus Supplement and the Prospectus dated July 2, 2021 (the “Prospectus”).

abrdn Global Income Fund, Inc. (the “Fund”) has entered into a sales agreement (the “Sales Agreement”) with JonesTrading Institutional Services LLC (“JonesTrading”) relating to its common shares of beneficial interest, par value $0.001 per share (“Common Shares”), offered by the Prospectus Supplement and the Prospectus. In accordance with the terms of the Sales Agreement, the Fund may offer and sell its Common Shares having an aggregate offering price of up to $35,000,000 from time to time through JonesTrading as its agent for the offer and sales of the Common Shares. Through the date of this Supplement, the Fund has sold an aggregate of 4,593,732 Common Shares resulting in gross proceeds to the Fund of $25,388,499 in accordance with the Sales Agreement under the Prospectus Supplement and Prospectus.

Supplement No. 1 dated January 10, 2023, states that the Fund was, at that time, subject to certain Securities and Exchange Commission (“SEC”) rules that limited the amount that the Fund was able to sell under the registration statement of which the Prospectus forms a part. As of July 11, 2023, the aggregate market value of the outstanding Common Shares held by non-affiliates, or the public float, was $80,411,174, which was calculated based on 13,379,563 outstanding Common Shares held by non-affiliates at a price of $6.01 per share, the closing price of the Common Shares on July 11, 2023. As a result, as of the date of this Supplement, the Fund’s public float has increased above $75.0 million, and the Fund is no longer subject to the offering limits contained in the SEC rules. If the Fund becomes subject to the offering limits in the SEC rules in the future, the Fund will file another supplement to the Prospectus Supplement.

Investing in the Fund’s Common Shares involves certain risks. You could lose some or all of your investment. See “Risk factors” on page 27 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 2 to Prospectus Supplement is July 14, 2023.